

December 7, 2012

Via E-Mail
Ms. R. Elaine Lintecum
Chief Financial Officer
The McClatchy Company
2100 Q Street
Sacramento, CA 95816-6899

> **Re: The McClatchy Company**
> **Form 10-K for the year ended December 25, 2011**
> **Filed March 2, 2012**
> **File No. 333-46501**

Dear Ms. Lintecum:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 25, 2011

Independent Accountants Report, page 39

1. We note from Note 12 to the consolidated financial statements on page 70 that the Company restated its historical consolidated financial statements for fiscal 2010 and 2009 for the impact of errors in accounting for the value of the land held for sale in Miami, Florida. Please be advised that the correction of a material misstatement in previously issued financial statements should be recognized in the auditor's report on the audited financial statements through the addition of an explanatory paragraph in accordance with paragraph 9 of AS 6. In this regard, your independent accountants report should be revised accordingly.

2. In a related matter, please tell us what, if any, consideration was given to management's assessment of the effectiveness of ICFR in light of the restatement. If no consideration

was given, please explain why. That is, please explain to us why you believe internal controls over financial reporting continue to be effective in light of the error and why no modifications to the disclosures contained management's report, including any material changes made to ICFR, were required.

Note 3. Intangible Assets and Goodwill, page 51

3. Reference is made to footnote (1) to the table presenting the changes in identifiable intangible assets and goodwill on page 52. We note in both fiscal 2011 and 2010 the company identified certain tax related errors with respect to its 2006 acquisition of Knight Ridder resulting in adjustments to goodwill of $2.5 million (decrease) and $8.2 million (increase), respectively. Please describe for us in greater detail the nature of the errors and explain why management believes it is appropriate to account for such errors as adjustments to goodwill rather than through the income statement. As part of your response, please cite any relevant technical guidance used in determining the appropriate accounting treatment. We may have further comment upon receipt of your response.

Note 5. Income Taxes, page 56

4. Please revise the notes to the financial statements to disclose the classification of interest and penalties within the income statement in accordance with ASC 740-10-45-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief